As filed with the Securities and Exchange Commission on August 11, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GTJ REIT, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

36245K 104

(CUSIP Number of Class of Securities)

Paul Cooper

Chief Executive Officer

GTJ REIT, Inc.

60 Hempstead Avenue, Suite 718,

West Hempstead, New York 11552

(516) 693-5500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Tonya Mitchem Grindon, Esq.

Nathanael P. Kibler, Esq.

Baker Donelson Bearman Caldwell & Berkowitz, PC

1600 West End Avenue, Suite 2000, Nashville, Tennessee 37203

(615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$5,999,994(a)	$654.60(b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 428,571 shares in the offer, based upon a price per share of $14.00.
(b)

Calculated as $109.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for Fiscal Year 2021.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $654.60

Form or Registration No:  005-84045

Filing Party:  GTJ REIT, Inc.

Date Filed:  July 6, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Amendment No. 1 (“Amendment No. 1”) is a final amendment, which amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on July 6, 2021 (the “Original Schedule TO,” and together with this Amendment No. 1, the “Schedule TO”), by GTJ REIT, Inc., a Maryland corporation (the “Company”).

The Schedule TO relates to a previously announced tender offer by the Company to purchase up to $5,999,994, or 428,571 shares, of the Company’s issued and outstanding common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $14.00 per Share, in cash, less any applicable withholding taxes and without interest (the “Offer”).  The Offer was made in accordance with the terms and subject to the conditions contained in the Offer to Purchase, dated July 6, 2021, and the related Letter of Transmittal, which are filed as exhibits to the Original Schedule TO.  The Offer expired at 12:00 Midnight, New York City Time, on August 9, 2021.  The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Company has received the final results of the Offer, which expired at 12:00 Midnight, New York City Time, on August 9, 2021.  The Company has accepted for purchase 377,107 Shares properly tendered and not properly withdrawn prior to the expiration of the Offer at a purchase price of $14.00 per Share, for an aggregate purchase price of $5,279,498, excluding fees and expenses relating to the Offer. The 377,107 Shares accepted for purchase in the Offer represent approximately 2.7% of the Company’s 13,773,853 issued and outstanding Shares as of August 9, 2021. American Stock Transfer & Trust Co., LLC, the Depositary for the Offer, will promptly issue payment for the Shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.

Item 12. Exhibits

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GTJ REIT, INC.

By:	/s/ Louis Sheinker
Name:	Louis Sheinker
Title:	President and Chief Operating Officer

Dated: August 11, 2021

Exhibit List

(a)(1)(i)*	Offer to Purchase, dated July 6, 2021
(a)(1)(ii)*	Form of Letter of Transmittal
(a)(1)(iii)*	Buckslip Provided to Stockholders Requesting Redemptions of Shares under Share Redemption Program
(a)(1)(iv)*	Excerpt of disclosure from Current Report on Form 8-K filed with the Securities and Exchange Commission onJuly 6, 2021 regarding the Share Redemption Program
(b)	None
(d)(i)	Executive Employment Agreement by and between Paul Cooper and the Company (incorporated by reference to Exhibit 10.137 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)
(d)(ii)

Executive Employment Agreement by and between Louis Sheinker and the Company (incorporated by reference to Exhibit 10.138 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2017)

(d)(iii)

Employment Letter, dated as of November 14, 2017, by and between the Company and Stuart Blau (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 20, 2017)

(d)(iv)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Paul Cooper(incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC onNovember 9, 2018)

(d)(v)

Amendment No. 1 to Employment Agreement, dated July 10, 2018, by and between the Company and Louis Sheinker (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with theSEC on November 9, 2018)

(d)(vi)	2007 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on May 1, 2008)
(d)(vii)	GTJ REIT, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Form S-8 Registration Statement (No. 333-218667), filed with the SEC on June 12, 2017)
(d)(viii)	First Amendment to GTJ REIT, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to theCompany’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2020)
(d)(ix)

Share Redemption Program, effective as of January 1, 2017, inclusive of Amendment No. 1 dated January 30, 2018(incorporated by reference to Exhibit (d)(viii) to the Company’s Schedule TO filed with the SEC on February 15, 2019)

(g)	None
(h)	None

*Previously filed with this Schedule TO on July 6, 2021.